

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3720

November 28, 2016

Zivi Nedivi
Chief Executive Officer
Cyalume Technologies Holdings, Inc.
910 SE 17th Street, Suite 300
Fort Lauderdale, FL 33316

       Re: Cyalume Technologies Holdings, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed April 7, 2016
              File No. 000-52247

Dear Mr. Nedivi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications